Exhibit 99.1

Wah Fu Education Group Ltd. Announces Financial Results for the First Half of Fiscal Year 2026

BEIJING, China, March 26, 2026 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced its unaudited financial results for the six months ended September 30, 2025.

Financial Highlights for the Six Months Ended September 30, 2025

	For the Six Months Ended September 30,
($’000, except per share data)	2025	2024	% Change
Revenue	$3,059	$2,799	9.3%
Gross profit	$1,827	$1,572	16.2%
Gross margin	59.7%	56.2%	6.2	pp
(Loss) income from operations	$(14)	$(571)	(97.5)%
Operating (loss) profit margin	(0.5)%	(20.4)%	(97.8	)pp
Net (loss) income	$(56)	$(581)	(90.4)%
Basic and diluted (loss) earnings per share	$(0.04)	$(0.12)	(66.7)%

*	pp: percentage points

●	Revenue Increased by 9.3% year-over-year to $3.06 million for the six months ended September 30, 2025 from $2.80 million for the same period of the prior fiscal year. The increase in revenue was primarily attributable to an increase in online training service included in our Business-to-Business-to-Customer (“B2B2C”) revenue from our online education services.

●	Gross profit increased by 16.2% to $1.83 million for the six months ended September 30, 2025 from $1.57 million for the same period of the prior fiscal year. Gross margins were 59.7% and 56.2% for the six months ended September 30, 2025 and 2024, respectively. The increase in gross profit of online education services was primarily due to the increase in revenue.

●	Loss from operations was $0.01 million for the six months ended September 30, 2025 when it was loss from operation of $0.57 million for the six months ended September 30, 2024. Operating loss margin was 0.5% for the six months ended September 30, 2025, compared to operating loss margin of 20.4% for the same period of the prior fiscal year.

●	Net loss was $0.06 million or, loss per share of $0.04 for the six months ended September 30, 2025, compared to net loss of $0.58 million, or loss per share of $0.12, for the same period of the prior fiscal year.

Unaudited Financial Results for the six months ended September 30, 2025

Revenue

For the six months ended September 30, 2025, revenue increased by $0.26 million, or 9.3%, to $3.06 million from $2.80 million for the same period of the prior fiscal year. The increase in revenue was primarily due to the increase in online training service included in our Business-to-Business-to-Customer (“B2B2C”) revenue from our online education services.

Cost of revenue

Cost of revenue remained stable, at $1.22 million for the six months ended September 30, 2025 and 2024. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

Gross profit

Gross profit increased by $0.25 million, or 16.2%, to $1.83 million for the six months ended September 30, 2025 from $1.57 million for the same period of the prior fiscal year. Gross margin increased by 6.2 percent to 59.7% for the six months ended September 30, 2025 from 56.2% for the same period of the prior fiscal year. The increase of gross profit was mainly due to the increase of online education service revenue from training service.

Operating expenses

Selling expenses increased by $0.03 million, or 3.7%, to $0.78 million for the six months ended September 30, 2025 from $0.76 million for the same period of the prior fiscal year.

General and administrative expenses decreased by $0.33 million, or 23.9%, to $1.06 million for the six months ended September 30, 2025 from $1.39 million for the same period of the prior fiscal year. General and administrative expenses decreased mainly due to the decrease of provision for bad debts.

Total operating expenses decreased by $0.30 million, or 14.1%, to $1.84 million for the six months ended September 30, 2025 from $2.14 million for the same period of the prior fiscal year.

Income (loss) from operations

Loss form from operations was $0.01 million for the six months ended September 30, 2025 when it was loss of $0.57 for the six months ended September 30, 2024. Please see above for a detailed description of such loss from operations.

Other income

Total other income, including interest income, net of other expenses, net other income was $0.02 million for the six months ended September 30, 2025 when it was $0.08 million in the same period of the prior fiscal year.

Income (loss) before income taxes

Income before income taxes was $1,725 for the six months ended September 30, 2025, compared to loss before income taxes of $0.49 million for the same period of the prior fiscal year.

Net income (loss) and earnings (loss) per share

Net loss was $0.06 million for the six months ended September 30, 2054, compared to net loss of $0.58 million for the same period of the prior fiscal year. Operating loss margin was 0.5% for the six months ended September 30, 2025, compared to operating loss margin of 20.4% for the same period of the prior fiscal year.

After deducting non-controlling interests, net loss attributable to the Company was $0.17 million, or loss of $0.04 basic and diluted share, for the six months ended September 30, 2025. This compared to loss of $0.55 million, or loss of $0.12 per basic and diluted ordinary shares and Class A ordinary shares, for the same period of the prior fiscal year.

Weighted average numbers of ordinary shares outstanding were 2,922,559 and 4,410,559 for the six months ended September 30, 2025 and 2024.

Weighted average numbers of Class A ordinary shares outstanding were 1,488,000 and nil for the six months ended September 30, 2025 and 2024.

Financial Condition

As of September 30, 2025, the Company had cash of $9.58 million, compared to $10.13 million as of March 31, 2025.

Total working capital was $10.60 million as of September 30, 2025, compared to $10.56 million as of March 31, 2025.

Net cash provided by operating activates was $0.09 million for the six months ended September 30, 2025 compared to net cash used in operating activities of $1.19 million for the same period last year. Net cash used in investing activities for the six months ended September 30, 2025 was $0.75 million when it was net cash used in investing activities of $0.04 million for the six months ended September 30, 2024. Net cash used in financing activities of $0.04 million for the six months ended September 30, 2025. There was no cash used in or provided by financing activities for the six months ended September 30, 2024.

Subsequent Events

Management has evaluated subsequent events through March 30, 2026, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2025 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

About Wah Fu Education Group Limited

Headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the other markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”).  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Raincy Du
ir@edu-edu.com.cn

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$9,581,064	$10,131,392
Accounts receivable, net	371,461	717,709
Other receivables, net	1,204,162	966,687
Loan to third parties, current	1,276,926	522,335
Loan to related parties	1,806,615	1,795,024
Contract cost assets-current	166,048	-
Other current assets	79,846	94,948
TOTAL CURRENT ASSETS	14,486,122	14,228,095

Loan to third parties, noncurrent	244,102	224,588
Property and equipment, net	402,008	411,736
Long-term investment	140,469	137,804
Operating lease right-of-use assets	250,205	140,556
Long-term rent deposit	39,098	44,228
Contract cost assets-non-current	55,349	-
Deferred tax assets, net	236,076	261,251
TOTAL ASSETS	$15,853,429	$15,448,258

CURRENT LIABILITIES:
Due to related parties	$448,736	$478,278
Deferred revenue	1,707,219	1,636,802
Operating lease liabilities, current	149,209	117,711
Taxes payable	1,001,135	1,013,350
Other payables	62,215	107,013
Accrued expenses and other liabilities	205,242	156,756
Accounts payable	316,066	154,256
TOTAL CURRENT LIABILITIES	3,889,822	3,664,166

Operating lease liabilities, noncurrent	105,549	14,539
TOTAL LIABILITIES	3,995,371	3,678,705

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $0.01 par value, 500,000,000 authorized, 2,922,559 shares issued and outstanding as of September 30 and March 31, 2025, respectively	29,226	29,226
Class A, $0.01 par value, 100,000,000 authorized, 1,488,000 shares issued and outstanding as of September 30 and March 31, 2025, respectively	14,880	14,880
Additional paid-in capital	5,139,116	5,139,116
Statutory reserve	867,530	867,530
Retained earnings	5,727,697	5,897,255
Accumulated other comprehensive loss	(1,074,824)	(1,236,374)
Total shareholders’ equity	10,703,625	10,711,633
Non-controlling interest	1,154,433	1,057,920
TOTAL EQUITY	11,858,058	11,769,553
TOTAL LIABILITIES AND EQUITY	$15,853,429	$15,448,258

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2025	2024

REVENUE	$3,058,630	$2,799,328

COST OF REVENUE AND RELATED TAX
Cost of revenue	1,218,852	1,217,472
Business and sales related tax	13,244	10,083
GROSS PROFIT	1,826,534	1,571,773

OPERATING EXPENSES
Selling expenses	784,954	756,639
General and administrative expenses	1,055,492	1,386,486
Total operating expenses	1,840,446	2,143,125

LOSS FROM OPERATIONS	(13,912)	(571,352)

OTHER INCOME (EXPENSES)
Interest income	25,977	99,809
Other expenses	(10,340)	(19,254)
Total other income (expense), net	15,637	80,555

INCOME (LOSS) BEFORE INCOME TAX PROVISION	1,725	(490,797)

PROVISION FOR INCOME TAXES	57,707	89,953
NET LOSS	(55,982)	(580,750)

Less: net loss attributable to non-controlling interest	113,576	(31,755)

NET LOSS ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$(169,558)	$(548,995)

COMPREHENSIVE INCOME (LOSS)
Net loss	(55,982)	(580,750
Other comprehensive loss: foreign currency translation gain	144,488	284,541
Total comprehensive income (loss)	$88,506	(296,209)
Less: Comprehensive loss attributable to non-controlling interest	(17,063)	(40,825)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$105,569	$(255,384)

(Loss) earnings per ordinary share - basic and diluted
Ordinary shares	$(0.04)	$(0.12)
Class A	$(0.04)	-
Weighted average shares - basic and diluted
Ordinary shares	2,922,559	4,410,559
Class A	1,488,000	-

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Common Shares		Class A		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive Income	Total Wah Fu Shareholders’	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	(Loss)	Equity	Interest	Equity
Balance, March 31, 2025	2,922,559	$29,226	1,488,000	14,880	$5,139,116	$867,530	$5,897,255	$(1,236,374)	$10,711,633	$1,057,920	$11,769,553

Net income	-	-	-	-	-	-	(169,558)	-	(169,558)	113,576	(55,982)
Appropriation of statutory reserve	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation loss	-	-	-	-	-		-	161,550	161,550	(17,063)	144,487
Balance, September 30, 2025	2,922,559	$29,226	1,488,000	14,880	$5,139,116	$867,530	$5,727,697	$(1,074,824)	$10,703,625	$1,154,433	$11,858,058

Balance, March 31, 2024	4,410,559	$44,106	-	-	$5,124,236	$867,530	$6,362,554	$(1,248,648)	$11,149,778	$1,009,458	$12,159,236

Net income	-		-	-	-	-	(548,995)	-	(548,995)	(31,755)	(580,750)
Foreign currency translation loss	-	-	-	-	-	-	-	325,366	325,366	(40,825)	284,541
Balance, September 30, 2024	4,410,559	$44,106	-	-	$5,124,236	$867,530	$(5,813,559)	$(923,282)	$10,926,149	$936,878	$11,863,027

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(55,982)	$(580,750)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	28,215	45,344
Amortization of right-of-use assets	3,267	110,983
Loss from disposal of property and equipment	679	3,245
Provision for doubtful accounts	(271,188)	127,686
Interest income from loan to third parties	(23,284)	(14,995)
Deferred tax expense	29,911	37,262
Changes in operating assets and liabilities:
Accounts receivable, net	627,527	284,584
Contract cost asset	(219,066)	-
Other receivable, net	(215,688)	(782,810)
Other current assets	16,996	37,521
Deferred revenue	38,349	(288,352)
Taxes payable	(31,482)	5,601
Other payable	(45,187)	116,056
Operating lease liabilities	9,614	(103,468)
Accrued expenses and other liabilities	202,130	(185,969)
Net cash Provided by (used in) operating activities	94,811	(1,188,062)

Cash flows from investing activities:
Purchase of property and equipment	(11,389)	(8,281)
Payments made for loans to third parties	(3,085,584)	-
Repayment received for loans to third parties	2,348,936	24,845
Purchase of ownership of a subsidiary	-	(53,733)
Net cash used in investing activities	(748,037)	(37,169)

Cash flows from financing activities:
Advance from related parties	18,828	-
Repayment to related parties	(54,491)	-
Net cash used in financing activities	(35,663)	-

Effect of exchange rate fluctuation on cash	138,561	324,576

Net decrease in cash	(550,328)	(900,655)
Cash at beginning of the period	10,131,392	11,045,708
Cash at end of the period	$9,581,064	$10,145,053

Supplemental cash flow information
Cash paid for income taxes	$(10,037)	$(49,575)

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$109,073	$-